Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), January 17, 2022 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
10/01/2022	MTA	13,421	222.2270	2,982,508.40
11/01/2022	MTA	3,267	221.6075	723,991.70
12/01/2022	MTA	280	223.7454	62,648.70
13/01/2022	MTA	12,839	222.6678	2,858,832.00
14/01/2022	MTA	34,007	214.7254	7,302,166.60
Total	—	63,814	218.2930	13,930,147.40

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till January 14, 2022, the total invested consideration has been:
•Euro 80,581,777.10 for No. 375,641 common shares purchased on the MTA
•USD 5,457,277.38 (Euro 4,827,879.29*) for No. 21,214 common shares purchased on the NYSE.

As of January 14, 2022, the Company held in treasury No. 10,169,758 common shares equal to 3.95% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until January 14, 2022, the Company has purchased a total of 4,984,432 own common shares on MTA and NYSE for a total consideration of Euro 738,831,358.63.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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